Filed by Barrick Gold Corporation (Commission File No. 001-09059)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Newmont Mining Corporation
Commission File No.:  001-31240

The following press release was issued by Barrick Gold Corporation on March 4, 2019.

Barrick Statement from Mark Bristow

Toronto, March 4, 2019 – Barrick President and Chief Executive Officer Mark Bristow said today that Newmont’s Nevada joint venture proposal reinforced the frustration Barrick has experienced in its efforts to unlock the value in the two companies’ assets in Nevada.

“Newmont’s latest proposal is essentially based on the stale and convoluted process that foundered previously.  As usual, it comes with unrealistic preconditions including swapping the chairmanship and the leadership of the JV.  Experience has shown us that JVs only work well when the majority owner is also the operator,” he said.

“Nevada, with a combined 76 million ounces, will be worth a whole lot more if it is run by one operator.  We know we can do that more efficiently than Newmont, and that it will be worth a lot more to both Newmont and Barrick shareholders under that scenario.  By the way, based on analyst consensus NAV, the Nevada JV ownership breakdown should be 63/37%, without the full potential of the Goldrush-Fourmile project taken into account.  If you factor that in, it’s materially more than 2/3-1/3 in favor of Barrick.”

Enquiries:

Kathy du Plessis
Telephone: +44 20 7557 7738
Email: barrick@dpapr.com

Andy Lloyd
Telephone: +1 416 307-7414
Email: alloyd@barrick.com

Website: www.barrick.com

Additional Information and Where to Find It

Barrick may file a registration statement on Form F-4 containing a prospectus of Barrick with the SEC in connection with the proposed transaction or a proxy statement (the “Barrick Proxy”) in connection with Newmont’s special meeting of stockholders.  Any definitive proxy statement or final prospectus will be sent to the stockholders of Newmont.  Investors and security holders are urged to read the Barrick Proxy, the prospectus and any other relevant document filed with the SEC if and when they become available, because they will contain important information about Barrick, Newmont and the proposed transaction.  The Barrick Proxy, the prospectus and other documents relating to the proposed transaction (if and when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (if and when they become available) can also be obtained free of charge from Barrick by directing a request to: Barrick Investor Relations: +1 416 861-9911, toll free (North America) at 1-800-720-7415 and 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1, Canada.

Participants in Solicitation

This communication is a not a solicitation of a proxy from any investor or securityholder.  However, Barrick and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from Newmont stockholders in connection with Newmont’s special meeting of stockholders under the rules of the SEC. Certain information about the directors and executive officers of Barrick may be found in its

2017 Annual Report on Form 40-F filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will also be included in the proxy statement and the prospectus regarding the proposed transaction if and when they become available.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.